Filed Pursuant to Rule 433
Registration No. 333-158385
October 4, 2010
FREE WRITING PROSPECTUS
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009,
and Product Supplement dated April 9, 2009)

Structured Investments	HSBC USA Inc. $ Knock-Out Buffer Notes Linked to Gold due October 21, 2011
General
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Terms used in this free writing prospectus are described or defined herein, in the accompanying product supplement, prospectus supplement and prospectus. The Notes offered will have the terms described in the product supplement, prospectus supplement or prospectus. The Notes are not principal protected, and you may lose up to 100.00% of your initial investment.

•	All references to “Enhanced Market Participation Notes” in the product supplement shall refer to these Knock-Out Buffer Notes.
•	This free writing prospectus relates to a single note offering. The purchaser of a Note will acquire a security linked to a the Reference Asset described below.
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Although the offering relates to a Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any securities derivative of or relating to the Reference Asset or as to the suitability of an investment in the related Notes.

•	Senior unsecured debt obligations of HSBC USA Inc. maturing October 21, 2011.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
•	If the terms of the Notes set forth below are inconsistent with those described in the accompanying product supplement, the terms set forth below will supersede.
Key Terms
Issuer:	HSBC USA Inc.
Issuer Rating:	AA- (S&P), A1 (Moody’s), AA (Fitch)*
Reference Asset:	Gold (the “Reference Asset”), represented by the price of one troy ounce of gold, as described below under “Official Price”.
Knock-Out Event:
A Knock-Out Event occurs if, on any day during the Observation Period, the Official Price (as defined below) has decreased, as compared to the Initial Price, by a percentage that is more than the Knock-Out Buffer Amount.

Knock-Out Buffer Amount:	20.00%
Contingent Minimum Return:	5.00%
Maximum Return:	17.50%
Principal Amount:	$1,000 per Note.
Trade Date:	October 8, 2010
Pricing Date:	October 8, 2010
Original Issue Date:	October 15, 2010
Final Valuation Date:	October 19, 2011, subject to adjustment as described herein and in the accompanying product supplement.
Observation Period:	The period beginning on and excluding the Pricing Date and ending on and including the Final Valuation Date.
Maturity Date:
3 business days after the Final Valuation Date and is expected to be October 21, 2011.  The Maturity Date is subject to further adjustment as described under “Specific Terms of the Notes — Market Disruption Events” in the accompanying product supplement.

Payment at Maturity:
If a Knock-Out Event has occurred, you will receive a cash payment on the Maturity Date that will reflect the performance of the Reference Asset, up to the Maximum Return. Under these circumstances, your Payment at Maturity per $1,000 Principal Amount of Notes will be calculated as the lesser of:

(a) $1,000 + ($1,000 × Reference Return); and
(b) $1,000 + ($1,000 × Maximum Return).

If a Knock-Out Event has occurred and the Final Price is less than the Initial Price, you will lose some or all of your investment. This means that if the Reference Return is -100.00%, you will lose your entire investment.

If a Knock-Out Event has not occurred, you will receive a cash payment on the Maturity Date that will reflect the performance of the Reference Asset up to the Maximum Return, subject to the Contingent Minimum Return. If a Knock-Out Event has not occurred, your Payment at Maturity per $1,000 Principal Amount of Notes will equal the lesser of:

(a) $1,000 + ($1,000 × Maximum Return); and
(b) the greater of (i) $1,000 + ($1,000 × Reference Return) and (ii) $1,000 + ($1,000 × Contingent Minimum Return).
For additional clarification, please see “What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?” herein.
Reference Return:	The quotient, expressed as a percentage, calculated as follows:
Final Price – Initial Price
Initial Price
Initial Price:	The Official Price of the Reference Asset on the Pricing Date.
Final Price:	The Official Price of the Reference Asset on the Final Valuation Date.
Official Price:
The Official Price of the Reference Asset on any scheduled trading day during the Observation Period will be the price of one troy ounce of gold, stated in U.S. dollars, as set by the five members of the London Gold Market Fixing Ltd. (the “LGM”) during the afternoon gold price fixing which starts at 3:00 p.m. London, England time, on such day and displayed on Reuters page “GOFO” or any successor page, as determined by the calculation agent.

CUSIP/ISIN:	4042K06X8 /
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
* A credit rating reflects the creditworthiness of HSBC USA Inc. and is not indicative of the market risk associated with the Notes or the Reference Asset nor is it a recommendation to buy, sell or hold the Notes, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The Notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating.
Investment in the Notes involves certain risks. You should refer to “Selected Risk Considerations” beginning on page 4 of this document and “Risk Factors” on page PS-4 of the product supplement and page S-3 of the prospectus supplement.
Neither the U.S. Securities and Exchange Commission, or SEC,  nor any state securities commission has approved or disapproved of the Notes or determined that this free writing prospectus, or the accompanying product supplement, prospectus supplement and prospectus, is truthful or complete.  Any representation to the contrary is a criminal offense.
The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and involve investment risks including possible loss of the Principal Amount invested due to the credit risk of HSBC.  In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use the pricing supplement related to this free writing prospectus in market-making transactions in any Notes after their initial sale.  Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement relating to this free writing prospectus will be being used in a market-making transaction. HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Notes from us for distribution to the placement agent.  See “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this free writing prospectus.
We have appointed J.P. Morgan Securities LLC as placement agent for the sale of the Notes.  J.P. Morgan Securities LLC will offer the Notes to investors directly or through other registered broker-dealers.
	Price to Public(1)	Fees and Commissions	Proceeds to Issuer
Per Note	$1,000	$10	$990
Total	$	$	$
(1) Certain fiduciary accounts will pay a purchase price of $990 per Note, and the placement agents with respect to sales made to such accounts will forgo any fees.

JPMorgan
Placement Agent
October 4, 2010

Additional Terms Specific to the Notes

This free writing prospectus relates to a single Note offering linked to the Reference Asset identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security linked to the Reference Asset.  We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the Note offering relates only to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any securities derivative of or relating to the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009 and the product supplement dated April 9, 2009.  If the terms of the Notes offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control.  You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” beginning on page 3 of this free writing prospectus and “Risk Factors” on page PS-4 of the product supplement and page S-3 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. All references to “Enhanced Market Participation Notes” in the product supplement shall refer to these Knock-Out Buffer Notes.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.  As used herein, references to the “Issuer”, “HSBC”, “we”, “us” and “our” are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and a product supplement) with the SEC for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus, prospectus supplement and product supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, HSBC Securities USA Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and product supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:

•	the product supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm

•	the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

•	the prospectus at www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes.  You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc.  We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance.  In the event of any material changes to the terms of the Notes, we will notify you.

Supplemental Information Relating to the Terms of the Notes

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, the Notes will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee.  Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement and product supplement.  HSBC Bank USA, N.A. will act as paying agent with respect to the Notes pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

Selected Purchase Considerations

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APPRECIATION POTENTIAL — The Notes provide the opportunity to participate in the appreciation of the Reference Asset at maturity, up to the Maximum Return on the Notes.  If a Knock-Out Event has not occurred, in addition to the Principal Amount, you will receive at maturity at least the Contingent Minimum Return of 5.00% on the Notes, or a minimum Payment at Maturity of  $1,050.00 for every $1,000 Principal Amount of Notes. Even if a Knock-Out Event has occurred, if the Final Price is greater than the Initial Price, in addition to the Principal Amount, you will receive at maturity a return on the Notes equal to the Reference Return, up to the Maximum Return of 17.50%. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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LIMITED PROTECTION AGAINST LOSS — If a Knock-Out Event has not occurred, you will receive at least the Principal Amount and the Contingent Minimum Return at maturity even if the Final Price is below the Initial Price.  If a Knock-Out Event has occurred, you will lose 1.00% of the Principal Amount for every 1.00% that the Final Price is less than the Initial Price.  If a Knock-Out Event has occurred and the Reference Return is -100.00%, you will lose your entire investment.

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EXPOSURE TO THE PRICE OF GOLD — The return on the Notes, if any, depends on whether the Official Price, as represented by the price of one troy ounce of gold, stated in U.S. dollars, as set by five members of the LGM during the afternoon gold price fixing, which starts at 3:00 p.m. London, England time, and displayed on Reuters page “GOFO,” as determined by the calculation agent, has declined from the Initial Price by more than the Knock-Out Buffer Amount of 20.00% on any day during the Observation Period.  As a result, the market value of the Notes at any time during the term of the Notes will depend on (a) the then current Official Price, (b) the expected volatility of gold and (c) the historical Official Prices from the beginning of the Observation Period.  For additional information about the Reference Asset see the information set forth under “Description of the Reference Asset” herein.

TAX TREATMENT — There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain, as to both the timing and character of any inclusion in income in respect of the Notes.  Under one approach, the Notes should be treated as pre-paid forward or other executory contracts with respect to the Reference Asset.  We intend to treat the Notes consistent with this approach.  Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes.  Notwithstanding any disclosure in the accompanying product supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the Notes as pre-paid forward or other executory contracts with respect to the Reference Asset.

Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes.  Additionally, because the Notes are linked to a precious metal it is possible that the Internal Revenue Service could assert that the Notes should be treated as giving rise to “collectibles” gain or loss if you hold your Notes for more than one year. “Collectibles” gain is currently subject to tax at marginal rates of up to 28%. You should consult your tax advisor regarding your particular circumstances.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying product supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the “Risk Factors” sections of the accompanying product supplement and prospectus supplement.

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SUITABILITY OF NOTES FOR INVESTMENT – You should only reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the information set out in this free writing prospectus.  Neither HSBC nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Reference Asset subject to the Maximum Return and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Reference Return is positive or negative. If the Official Price has declined, as compared to the Initial Price, by more than the Knock-Out Buffer Amount of 20.00% on any day during the Observation Period, a Knock-Out Event has occurred, and the protection provided by the Knock-Out Buffer Amount will terminate. IF A KNOCK-OUT EVENT OCCURS, YOU MAY LOSE UP TO 100.00% OF YOUR INVESTMENT.

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YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Final Price is greater than the Initial Price, you will receive at maturity, for each $1,000 Principal Amount of Notes, $1,000 plus an amount based upon the Reference Return that will not exceed the Maximum Return on the Notes of 17.50% of the Principal Amount, regardless of the appreciation of the price of gold, which may be significant.

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CREDIT RISK OF HSBC USA INC. — The Notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party.  As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law.  Any payment to be made on the Notes, including any principal protection at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

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YOUR PROTECTION AND ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES — If the Official Price on any day during the Observation Period declines from the Initial Price by more than the Knock-Out Buffer Amount of 20.00%, you will be fully exposed to any decline in the Reference Asset and will not be entitled to receive the protection provided by the Contingent Minimum Return on the Notes.  Under these circumstances, if the Final Price is less than the Initial Price, you will lose 1.00% of the Principal Amount of your investment for every 1.00% decrease in the Final Price as compared to the Initial Price. You will be subject to this potential loss of principal even if the price of the Reference Asset subsequently increases such that the Final Price is less than the Initial Price by not more than the Knock-Out Buffer Amount of 20.00%, or is equal to or greater than the Initial Price. As a result, you may lose some or all of your investment.  Your return on the Notes may not reflect the return you would receive on a conventional fixed or floating rate debt instrument with a comparable term to maturity issued by HSBC or any other issuer with a similar credit rating.

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YOUR ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES — If the Official Price on any day during the Observation Period declines from the Initial Price by more than the Knock-Out Buffer Amount of 20.00%, you will not be entitled to receive the protection provided by the Contingent Minimum Return on the Notes. Under these circumstances, you may lose some or all of your investment at maturity and will be fully exposed to any decline in the Final Price of the Reference Asset as compared to the Initial Price.

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THE PRICE OF THE REFERENCE ASSET MAY CHANGE UNPREDICTABLY, AFFECTING THE VALUE OF YOUR NOTES IN UNFORESEEABLE AND POTENTIALLY NEGATIVE WAYS — The price of gold is primarily affected by the global demand for, and supply of, gold. The market for gold bullion is global and the price of gold is subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in, the global monetary system; expectations of the future rate of inflation; the relative strength of, and confidence in, the U.S. dollar, the currency in which gold prices are generally quoted; interest rates; gold borrowing and lending rates; and global or regional economic, financial, political, regulatory, judicial or other changes or events. The price of gold may be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions that hold gold.  Additionally, the price of gold may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors. These factors may affect the price of the Reference Asset and, therefore, the value of your Notes in varying, unpredictable and potentially negative ways. For additional information about the Reference Asset, see “Description of the Reference Asset” herein.

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THERE ARE CERTAIN RISKS RELATING TO THE OFFICIAL PRICE BEING DETERMINED BY THE LGM INCLUDING THE MEMBERSHIP OF HSBC BANK USA, N.A. IN THE LGM —  Your Notes are linked to the performance of gold.  The Official Price of gold will be determined by reference to afternoon fixing price reported by the LGM.  The LGM is the principal global clearing center for over-the-counter gold bullion transactions, including transactions in spot, forward and options contracts, together with exchange traded futures and options and other derivatives.  The Reference Asset is traded on the LGM by the five members thereof.  Although all members of the LGM are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LGM itself is not a regulated entity.  If the LGM should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LGM price fixings as a global benchmark for the value of the Reference Asset may be adversely affected. The LGM is a principals’ market which operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LGM trading.  For example, there are no daily price limits on the LGM, which would otherwise restrict fluctuations in the prices at which commodities trade on the LGM.  In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.  The LGM has no obligation to consider your interests in calculating or revising the official afternoon gold fixing.  In addition, HSBC Bank USA, N.A., an affiliate of ours, is a member of the LGM.  HSBC Bank USA, N.A. will have no obligation to consider your interests as a holder of the Notes in determining the LGM afternoon gold fixing on any day. For additional information about the Reference Asset, see “Description of the Reference Asset” herein.

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POTENTIALLY INCONSISTENT RESEARCH, OPINIONS OR RECOMMENDATIONS BY HSBC AND JPMORGAN — HSBC, JPMorgan, or their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes and which may be revised at any time.  Any such research, opinions or recommendations could affect the price of the Reference Asset, and therefore, the market value of the Notes.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the Payment at Maturity described in this free writing prospectus is based on the full Principal Amount of your Notes, the original issue price of the Notes includes the placement agent’s commission and the estimated cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale of Notes by you prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

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NO OWNERSHIP OF GOLD OR OTHER GOLD-RELATED CONTRACTS — As a holder of the Notes, you will not receive the return you would receive if you had actually purchased gold or exchange-traded or over-the-counter instruments based on gold.  You will not have any rights that holders of such assets or instruments would have.

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THE NOTES LACK LIQUIDITY — The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the Notes in the secondary market but is not required to do so and may cease making such offers at any time if at all. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.

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POTENTIAL CONFLICTS — HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging its obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of HSBC are potentially adverse to your interests as an investor in the Notes. In addition, HSBC Bank USA, N.A. is a member of the LGM, which will determine the afternoon gold fixing upon which the Official Price on any day is based.  We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the price of the Reference Asset and the value of the Notes.

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THE NOTES ARE NOT INSURED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION — The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction.  An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

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MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN – The calculation agent may determine that the markets have been affected in a manner that prevents it from properly determining the Final Price.  For example, these events may include disruptions or suspensions of trading in the markets as a whole or modification in the content, composition or constitution of the Reference Asset.  It is possible that, as a result, the Final Price will be determined through an alternative methodology and/or the Final Valuation Date and the Maturity Date will be postponed and your return will be adversely affected.  For more information, see “Supplemental Information Relating to the Terms of the Notes – Market Disruption Events” and “Supplemental Information Relating to the Terms of the Notes — Discontinuance or Modification of the Reference Asset; Alteration of Method of Calculation” herein.

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THE PRICE OF THE REFERENCE ASSET AND THE VALUE OF THE NOTES MAY BE AFFECTED BY CURRENCY EXCHANGE FLUCTUATIONS – The Official Price is determined in U.S. dollars.  As a result, appreciation of the U.S. dollar will increase the relative cost of the Reference Asset for foreign consumers, thereby potentially reducing demand for the Reference Asset.  As a result, the price of the Reference Asset and the value of the Notes may be adversely affected by changes in exchange rates between the U.S. dollar and foreign currencies.  In recent years, rates of exchange between the U.S. dollar and various foreign currencies have been highly volatile, and this volatility may continue in the future.  However, fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative of fluctuations that may occur during the term of the Notes.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the Official Price of the Reference Asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Asset;
•	supply and demand trends for the Reference Asset;
•	the time to maturity of the Notes;
•	whether a Knock-Out Event has occurred;
•	interest and yield rates in the market generally;
•	a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount of Notes to $1,000. The hypothetical total returns set forth below assume an Initial Price of $1,000 and reflect the Knock-Out Buffer Amount of 20.00%, the Contingent Minimum Return on the Notes of 5.00% and the Maximum Return of 17.50%.  The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Price	Reference Return	Total Return
		Knock Out Event Has Not Occurred(1)	Knock Out Event Has Occurred(2)
$2,340.00	80.00%	17.50%	17.50%
$2,210.00	70.00%	17.50%	17.50%
$1,950.00	50.00%	17.50%	17.50%
$1,820.00	40.00%	17.50%	17.50%
$1,690.00	30.00%	17.50%	17.50%
$1,560.00	20.00%	17.50%	17.50%
$1,527.50	17.50%	17.50%	17.50%
$1,495.00	15.00%	15.00%	15.00%
$1,430.00	10.00%	10.00%	10.00%
$1,365.00	5.00%	5.00%	5.00%
$1,332.50	2.50%	5.00%	2.50%
$1,430.00	1.00%	5.00%	1.00%
$1,300.00	0.00%	5.00%	0.00%
$1,235.00	-5.00%	5.00%	-5.00%
$1,170.00	-10.00%	5.00%	-10.00%
$1,040.00	-20.00%	5.00%	-20.00%
$910.00	-30.00%	N/A	-30.00%
$780.00	-40.00%	N/A	-40.00%
$650.00	-50.00%	N/A	-50.00%
$520.00	-60.00%	N/A	-60.00%
$390.00	-70.00%	N/A	-70.00%
$260.00	-80.00%	N/A	-80.00%
$130.00	-90.00%	N/A	-90.00%
$0.00	-100.00%	N/A	-100.00%
(1)	The Official Price has not declined, as compared to the Initial Price, by more than 20.00% on any day during the Observation Period.
(2)	The Official Price has declined, as compared to the Initial Price, by more than 20.00%% on any day during the Observation Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: A Knock-Out Event has not occurred, and the price of the Reference Asset increases from the Initial Price of $1,300 to a Final Price of $1,332.50. Because a Knock-Out Event has not occurred and the Reference Return of 2.50% is less than the Contingent Minimum Return of 5.00%, the investor benefits from the Contingent Minimum Return and receives a Payment at Maturity of $1,050 per $1,000 Principal Amount of Notes.

Example 2: A Knock-Out Event has not occurred, and the price of the Reference Asset decreases from the Initial Price of $1,300 to a Final Price of $1,170. Because a Knock-Out Event has not occurred and the Reference Return of -10.00% is less than the Contingent Minimum Return of 5.00%, the investor benefits from the Contingent Minimum Return and receives a Payment at Maturity of $1,050 per $1,000 Principal Amount of Notes.

Example 3: A Knock-Out Event has not occurred, and the price of the Reference Asset increases from the Initial Price of $1,300 to a Final Price of $1,495. Because a Knock-Out Event has not occurred and the Reference Return of 15.00% is greater than the Contingent Minimum Return of 5.00%, the investor receives a Payment at Maturity of $1,150 per $1,000 Principal Amount of Notes, calculated as follows:

$1,000 + ($1,000 × 15.00%) = $1,150

Example 4: A Knock-Out Event has not occurred, and the price of the Reference Asset increases from the Initial Price of $1,300 to a Final Price of $1,560. Because a Knock-Out Event has not occurred and the Reference Return of 20.00% is greater than the Contingent Minimum Return of 5.00%, but the Reference Return is greater than the Maximum Return of 17.50%, the investor receives a Payment at Maturity of $1,175 per $1,000 Principal Amount of Notes, the maximum payment on the Notes.

Example 5: A Knock-Out Event has occurred, and the price of the Reference Asset decreases from the Initial Price of $1,300 to a Final Price of $1,170. Because a Knock-Out Event has occurred, and the Reference Return is

-10.00%, the investor is exposed to the performance of the Reference Asset and receives a Payment at Maturity of $900 per $1,000 Principal Amount of Notes, calculated as follows:

$1,000 + ($1,000 × -10.00%) = $900

Example 6: A Knock-Out Event has occurred, and the price of the Reference Asset decreases from the Initial Price of $1,300 to a Final Price of $910. Because a Knock-Out Event has occurred, and the Reference Return is

-30.00%, the investor is exposed to the performance of the Reference Asset and receives a Payment at Maturity of $700 per $1,000 Principal Amount of Notes, calculated as follows:

$1,000 + ($1,000 × -30.00%) = $700

Example 7: A Knock-Out Event has occurred, and the price of the Reference Asset increases from the Initial Price of $1,300 to a Final Price of $1,495. Because a Knock-Out Event has occurred, you do not benefit from the Contingent Minimum Return. However, the Reference Return is 15.00% and therefore, the investor receives a Payment at Maturity of $1,150 per $1,000 Principal Amount of Notes, calculated as follows:

$1,000 + ($1,000 × 15.00%) = $1,150

Example 8: A Knock-Out Event has occurred, and the price of the Reference Asset increases from the Initial Price of $1,300 to a Final Price of $1,560. Because a Knock-Out Event has occurred, you do not benefit from the Contingent Minimum Return. However, the Reference Return is 20.00% which is greater than the Maximum Return on the Notes and therefore, the investor receives a Payment at Maturity of $1,175 per $1,000 Principal Amount of Notes, the maximum payment on the Notes.

Description of the Reference Asset

General

This free writing prospectus is not an offer to sell and it is not an offer to buy the Reference Asset.  All disclosures contained in this free writing prospectus regarding the Reference Asset are derived from publicly available information.  Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the Reference Asset contained in this free writing prospectus.  You should make your own investigation into the Reference Asset.

Gold

The Official Price of gold will be determined as the price of one troy ounce of gold, stated in U.S. dollars, as set by the five members of the London Gold Market Fixing Ltd. (the “LGM”) during the afternoon gold price fixing which starts at 3:00 p.m. London, England time, and displayed on Reuters page “GOFO”, as determined by the calculation agent.

The LGM is the principal global clearing center for over-the-counter gold bullion transactions, including transactions in spot, forward and options contracts, together with exchange traded futures and options and other derivatives.

Twice daily during London trading hours there is a “fixing” which provides reference gold prices for that day’s trading.  Formal participation in the London fixing is traditionally limited to the five members of the LGM.  These members meet each London business day via telephone at 10:30 A.M., to determine the London A.M. fixing price and at 3:00 p.m., to determine the London P.M. fixing price.  The five members of the LGM are currently The Bank of Nova Scotia—ScotiaMocatta, HSBC Bank USA, N.A., Deutsche Bank AG London, Société Générale Corporate & Investment Banking and Barclays Capital.  The fixing chairmanship rotates annually amongst these members. During each session, clients place orders with the dealing rooms of fixing members, who net all orders before communicating the net interest to their representative at the fixing.  The gold price is then adjusted up and down until sell and buy orders are matched, at which point the price is declared “fixed” and all orders are executed on the basis of that price.  Customers may be kept advised of price changes, together with the level of interest, while the fixing is in progress and may cancel, increase or decrease their interest dependent upon this information.

In addition to the LGM, over-the counter trading in gold occurs globally, on a twenty-four hour basis on the basis of the gold spot price.  LGM fixing prices are influenced by trades settled using the gold spot price in over-the-counter trades conducted in markets other than the LGM, and the LGM fixing prices influence the quotes based on the gold spot price.  Gold spot prices are quoted by various dealers and media sources.

Supplemental Information Relating to the Terms of the Notes

Market Disruption Events

If the Final Valuation Date is not a scheduled trading day with respect to the Reference Asset, then the Final Valuation Date will be the next day that is a scheduled trading day.  If a market disruption event (as defined below) exists on Final Valuation Date, then the Final Price will be determined by the Calculation Agent in good faith and in its sole discretion.  If the Final Valuation Date is postponed, then the Maturity Date will also be postponed by an equal number of business days following the postponed Final Valuation Date and no interest will be paid in respect of such postponement.

“Market disruption event” means any day on which a condition specified in (a)—(d) below exists and which the calculation agent determines is material:

(a)	the LGM fails to determine or publish its London P.M. fixing price;

(b)
any suspension of or limitation imposed on trading, whether by reason of movements in price exceeding limits or otherwise, (A) relating to the Reference Asset on the LGM or (B) in futures or options contracts relating to the Reference Asset on any exchange or trading market for such contracts;

(c)
any event that disrupts or impairs (as determined by the calculation agent) the ability of market participants (A) to effect transactions in, or obtain market values for, the Reference Asset or (B) to effect transactions in, or obtain market values for, any futures or options contracts relating to the Reference Asset, on any exchange or trading market for such contracts; or

(d)
any other event as determined by the calculation agent that materially interferes with the ability of the issuer or any of its affiliates to unwind all or a portion of a hedge with respect to the Notes that the issuer or its affiliates have effected or may effect as described under “Selected Risk Considerations — Potential Conflicts” above.

“Scheduled trading day” means any day on which the LGM is scheduled to determine and publish its London P.M. fixing price.

Discontinuance or Modification of the Reference Asset; Alteration of Method of Calculation

If (i) the LGM discontinues trading in the Reference Asset or (ii) there is a material modification in the content, composition or constitution of the Reference Asset, and if the calculation agent determines that the LGM or any other market trades a successor or substitute commodity or contract that is substantially similar to the Reference Asset, then in each case that commodity or contract (the “successor asset”) will replace the Reference Asset.

If the calculation agent determines that no successor asset exists, the calculation agent will determine the relevant Official Prices during the Observation Period and the Final Price (as applicable).  If a successor asset is selected by the calculation agent, that successor asset will be used as a substitute for the original Reference Asset for all purposes, including for purposes of determining the relevant Official Prices during the Observation Period, the Final Price and whether a market disruption event exists.  In this circumstance, the calculation agent may choose to determine the Official Prices and the Final Price by reference to a single price source or multiple price sources.  This choice may be affected by a number of factors, including whether the market(s) for the successor asset trade continuously, centrally fix prices and/or announce closing prices.

If the calculation agent determines that the method of calculating the price of the Reference Asset used by the LGM has been modified in any material respect, then the calculation agent will (i) make such adjustments to the relevant Official Prices during the Observation Period, the Final Price and any other terms of the Notes as it considers necessary to account for the economic effect of such modification and (ii) determine whether a Knock-Out Event has occurred and calculate Payment at Maturity with reference to the terms of the Notes as adjusted.

In each of the foregoing events, the relevant Official Prices during the Observation Period and the Final Price may be different than each would have been if the original Reference Asset had not been discontinued or modified.  Thus, discontinuation or modification of the Reference Asset may adversely affect the value of the Notes.

Historical Performance of the Reference Asset

The following graph sets forth the historical performance of the Reference Asset based on the historical London P.M. fixing prices from October 3, 2005 through September 30, 2010.  The London P.M. fixing price for the Reference Asset on September 30, 2010 was $1,307.00. We obtained the London P.M. fixing prices below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.

The historical Official Prices of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the Official Price on the Final Valuation Date. We cannot give you assurance that the performance of the Reference Asset will result in the return of any of your initial investment.

Historical Performance of Gold
(London Fixing Price)

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to J.P. Morgan Securities LLC, at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the Notes.  J.P. Morgan Securities LLC. will act as placement agent for the Notes and will receive a fee that will not exceed $10 per $1,000 Principal Amount of Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See “Supplemental Plan of Distribution” on page S-52 in the prospectus supplement.